UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Notes

The following sections entitled “Business Strategy Update” and “Risk Factors Related to ETH Staking” are incorporated by reference in the registration statements on Form S-8 (File No. 333-277227) and on Form F-3 (File No. 333-283739), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Business Strategy Update

As previously disclosed, the Board of Directors of Mega Matrix Inc. (the “Company”) has approved the purchase of Bitcoin and/or Ethereum to hold as treasury reserve assets. As of the date hereof, the Company holds 12 Bitcoins.

Given recent clarity in the regulatory landscape for cryptocurrency, including the recently passed GENIUS Act of 2025, on July 1, 2025, the Company’s Board of Directors approved to restart its Ethereum (“ETH”) staking business and the exploration of a broader Web3-focused strategy. The Company had previously engaged in ETH staking beginning in 2022, which was discontinued in 2024 due to regulatory uncertainty, and has developed relevant expertise and operational experience in Ethereum staking during that period of operations. Through staking, the Company earns rewards that can be reinvested into ETH or used for general corporate purposes. The Company believes that its strategy to reinstate its ETH staking business will enhance long-term shareholder value.

Under the updated strategy, the Company will not build or operate its own staking platform but will instead conduct self-staking exclusively through third-party certified providers, such as Coinbase or other institutional-grade staking services. The Company will safeguard its ETH using established custodians, including Coinbase Wallet and Cactus Wallet. As of the date hereof, the Company holds 40 ETH.

Successfully implementing this strategy may present organizational and infrastructure challenges, and the Company may not be able to fully implement or realize the intended benefits of its strategy. There can be no assurance that the Company will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on the Company’s business. The Company may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact its results of operations, cash flows and financial condition. The Company intends to provide further updates as material developments occur.

Risk Factors Related to ETH Staking

The scheduled creation of newly minted ETH and their subsequent sale may cause the price of ETH to decline, which could negatively affect an investment in us.

In accordance with the Ethereum 2.0 upgrades, newly created or minted ETH are generated through a process referred to as “staking” which involves the collection of a staking reward of new ETH (“Staking”). To operate a node, a validator must acquire and lock 32 ETH by sending a special transaction to the staking contract, which transaction associates the staked ETH with a withdrawal address (to unlock the ETH and receive any staking rewards) and a validator address (to designate the validator node performing transaction verification). When the recipient makes newly minted ETH available for sale, there can be downward pressure on the price of ETH as the new supply is introduced into the Ethereum market.

Staking introduces a risk of loss of ETH, which could adversely affect the value of our Class A Ordinary Shares.

Staking introduces a risk of loss of ETH. None of the Company’s crypto assets, including potentially staked assets, are subject to the protections enjoyed by depositors or customers of institutions with FDIC or SIPC membership. The Ethereum network imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of staked ETH being destroyed or “burned”: penalties, slashing and inactivity leaks.

A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked ETH could be burned in an amount equal to the reward to which it would have been entitled for performing the actions.

A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked ETH immediately burned. After this initial slashing, the validator is queued for forceful removal from the Ethereum network’s validator “pool,” (as described in “Staked ETH tokens will be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company” below) and more of the validator’s stake is burned over a period of approximately 36 days (with the exact amount of ETH burned and time period determined by the protocol) regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool.

Staked ETH may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum protocol has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ETH must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ETH are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ETH staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities.

There can be no guarantee that penalties, slashing or inactivity leaks and resulting losses will not occur as a result of the activities of a Staking provider. Furthermore, a Staking provider’s liability to the Company is expected to be limited, and a Staking provider may lack the assets or insurance in order to support the recovery of any losses incurred. While the Staking arrangements may provide for indemnification up to a specified cap, slashing insurance or other reimbursement programs, there can be no guarantee that the Company would recover any of its staked assets, or the value thereof, if it is subject to sanctions imposed by the Ethereum network.

Staked ETH tokens will be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company.

Under current Ethereum network protocols, staked ETH tokens are permitted to be un-staked by the holder of such ETH tokens. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in certain liquidity risks. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ETH will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. This can result in certain liquidity risk, which the Company will seek to manage through a range of risk management methods.

The Company will be dependent on third parties to effectively execute the Company’s Staking arrangements.

As the management currently anticipates that Staking will be carried out by the custodian and third-party Staking providers, the amount of staking rewards that the Company’s staking activity will generate will be dependent on the performance of the custodian and the staking provider, including the adequacy and reliability of the hardware and software utilized by the Staking provider. If the custodian or the Staking provider experience service outages or otherwise are unable to optimally execute the Staking of the Company’s ETH, the Company’s staking rewards may be adversely affected.

The regulatory landscape surrounding Staking may change.

On May 29, 2025, the SEC’s Division of Corporation Finance (the “Staff”) issued a Staff Statement entitled “Certain Protocol Staking Activities” (the “Statement”) expressing its view that certain protocol-level staking of crypto asset on public proof-of-stake (“PoS”) blockchain networks, as well as many types of staking services, do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended. constitute an “offer or sale of securities” subject to SEC enforcement oversight.  We note that the Statement only reflects the SEC Staff’s current interpretation of the law, does not represent a formal position taken by SEC, does not change any current law, and is subject to change.

There is no cap on ETH supply.

The rate at which new ETH are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ETH and the supply could theoretically be unlimited, which could put downward pressure on the price of ETH.

A disruption of the internet may affect ETH operations, which may adversely affect the ETH industry and an investment in us.

The Ethereum network relies on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt the Ethereum network’s functionality and operations until the disruption in the Internet is resolved. A disruption in the Internet could adversely affect an investment in us.

The Ethereum network’s decentralized governance structure may negatively affect its ability to grow and respond to challenges.

The governance of decentralized networks, such as the Ethereum network, is by voluntary consensus and open competition. In other words, the Ethereum network has no central decision-making body or clear manner in which participants can come to an agreement other than through voluntary, widespread consensus. As a result, a lack of widespread consensus in the governance of the Ethereum network may adversely affect the network’s utility and ability to adapt and face challenges, including technical and scaling challenges. Historically the development of the source code of the Ethereum network has been overseen by the core developers. However, the Ethereum network would cease to operate successfully without both validators and users, and the core developers cannot formally compel them to adopt the changes to the source code desired by core developers, or to continue to render services or participate in the Ethereum network. As a general matter, the governance of the Ethereum network generally depends on most of members of the Ethereum community ultimately reaching some form of voluntary agreement on significant changes.

The decentralized governance of the Ethereum network may make it difficult to find or implement solutions or marshal sufficient effort to overcome existing or future problems, especially protracted ones requiring substantial directed effort and resource commitment over a long period of time, such as scaling challenges. Deeply-held differences of opinion have led to forks in the past, such as between Ethereum and Ethereum Classic, and could lead to additional forks in the future, with potentially divisive effects. The Ethereum network’s failure to overcome governance challenges could exacerbate problems experienced by the network or cause the network to fail to meet the needs of its users, and could cause users, miners, and developer talent to abandon the Ethereum network or to choose competing blockchain protocols, or lead to a drop in speculative interest, which could cause the value of ETH to decline. If the Ethereum community is unable to reach consensus in the future, it could have adverse consequences for the network or lead to a fork, which could affect the value of Ethereum.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this report other than statements that are purely historical are forward looking statements. When used in this report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to obtain additional financing in the future to fund capital expenditures and our Bitcoin/Ethereum treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this report and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in Bitcoin and/or Ethereum, including Bitcoin’s and Ethereum’s volatility; and risk of implementing a new treasury strategy. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report.

Press Release

A news release announcing the shift in business focus to ETH staking is attached as Exhibit 99.1. The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by the Company under the Securities Act, or the Exchange Act, except as may be expressly set forth by specific reference in such filing

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release – Mega Matrix Inc. Announces Reinitiating ETH Staking Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: July 2, 2025